Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

This communication contains forward-looking statements, including post-closing integration of the businesses and product lines of Symantec and VERITAS, forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this communication. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this communication. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this communication.

Additional Information and Where to Find It

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS with the SEC on February 11, 2005. Any offer of securities will only be made pursuant to a definitive joint proxy statement/prospectus. Investors and security holders are urged to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the preliminary joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

On February 22, 2005, John W. Thompson, the Chairman and Chief Executive Officer of Symantec Corporation, sent the following e-mail to the employees of Symantec and VERITAS Software Corporation. The e-mail also has been posted to a joint website hosted by Symantec and VERITAS.

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Dear Colleagues:

I’d like to give you an update on the progress we’re making integrating the Symantec and VERITAS business operations. Now that the required US regulatory waiting period has passed, our integration planning efforts are moving ahead more rapidly.

Many of you have asked questions about the planned organizational structure of the new company and who will lead various functions of our business. We intend to make several announcements over the next few weeks that will outline more details about our new company’s organization and its leaders. To get the process started, I’m pleased to announce the following executive assignments, reporting to me, for our combined company:

•	Gary Bloom will have responsibility for sales, services, support and corporate development.

•	John Schwarz will have responsibility for all product development, security response and technology alliances.

•	Greg Myers will continue as our Chief Financial Officer and will be responsible for financial planning and reporting functions.

•	Ed Gillis, in addition to heading up our Integration Management Office, will have responsibility for IT and business operations including manufacturing, logistics, purchasing, facilities, and security.

•	Mark Bregman, VERITAS’ Chief Technology Officer, will be responsible for guiding our investments in advanced research and continuing to strengthen our patent portfolio.

•	Janice Chaffin will be Chief Marketing Officer with responsibilities including worldwide customer segment and field marketing, solutions and industry vertical marketing, marketing communications, customer experience, security product marketing, competitive intelligence and industry analyst relations.

•	The legal functions will be managed from the Office of the General Counsel, which will consist of Art Courville, SVP, Corporate Legal Affairs & Secretary, and John Brigden, SVP, General Counsel & Assistant Secretary.

•	Don Frischmann, will lead Communications and Brand Management, which will include worldwide public relations, investor relations, employee events and communications, government relations and corporate philanthropy programs.

•	Rebecca Ranninger will lead Human Resources and all of the associated initiatives involving our winning team.

Now that these functional leaders have been announced, you should expect additional announcements from these organizations over the next few weeks. Of course, these appointments will not be effective until after the merger has been completed, which will occur after we obtain regulatory and shareholder approvals.

Over the past month, I have met with many employees from VERITAS and Symantec and I can tell you that in every meeting the enthusiasm and excitement for what we can accomplish as a combined company is overwhelming. And, many people feel just as I do...they’re anxious to get going.

We still have a great deal of integration planning ahead of us and, of course, we all must do this while staying focused on delivering a successful March quarter. I want to thank you all for of the extra effort and hard work you will put into making the integration of our two great companies a resounding success.

Regards,

John W. Thompson